SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October 13, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MINUTES OF THE FISCAL COUNCIL’S MEETING HELD ON OCTOBER 8, 2015

On October 8, 2015, at 9:00 a.m., at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, located at Rua Costa Carvalho nº 300, in the city and state of São Paulo, pursuant to Article 21 of the Bylaws, the members of the Fiscal Council Horácio José Ferragino, Humberto Macedo Puccinelli, Joaldir Reynaldo Machado, Massao Fábio Oya and Rui Brasil Assis convened, pursuant to Article 163, item III, paragraph 3, of Federal Law 6,404/76, to sit in the Meeting of the Board of Directors of Sabesp, relating to the item on the agenda about which they must give their opinion before it is submitted to the resolution of the Company’s Shareholders’ Meeting, and I, Denise Rita Silvestre, the CEO’s Advisor, Governance Executive Department, was invited to act as secretary.

The Fiscal Council members followed the presentation, discussion and resolution on item 2 –Authorization for the merger of Empresa de Água e Esgoto de Diadema – EAED, by CEO’s Executive Assistant, Flavio Fernandes Naccache.

Whereas the resolution was taken in compliance with the presentation made in advance to Fiscal Council members at the Meeting of September 24, 2015, and whereas the matter was approved by the Company’s Board of Directors, the Fiscal Council members left the Theodoro Sampaio room to issue the Fiscal Council’s opinion.

Subsequently, in view of the above and based on the documents presented and duly filed in the folder of this Meeting (i) Protocol and Justification of Merger entered into by the Management of the Company and the Management of EAED, the Company’s wholly-owned subsidiary, (ii) Report of Appraisal on the assets of EAED as of June 30, 2015, prepared by Priori e Soluções Contabilidade EIRELI-ME, the Fiscal Council members expressed their opinion for approval, at the Company’s Extraordinary Shareholders’ Meeting, of the merger of EAED into the Company and issued the following statement, object of item 3 on the agenda:

“FISCAL COUNCIL’S OPINION. The Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, through all its undersigned members, in accordance with their duties and legal responsibilities, became aware of the proposal for merger, into the Company, of Empresa de Água e Esgoto de Diadema – EAED. Based on their examination, the Fiscal Council members verified that the Protocol and Justification of Merger is in compliance with the legal requirements set forth by the Brazilian Corporation Law, and concluded that it was properly presented, therefore the Fiscal Council members recommend that it is submitted to resolution by Extraordinary Shareholders’ Meeting. São Paulo, October 8, 2015. HORÁCIO JOSÉ FERRAGINO, HUMBERTO MACEDO PUCCINELLI, JOALDIR REYNALDO MACHADO, MASSAO FÁBIO OYA and RUI BRASIL ASSIS.”

There being no further matters to be addressed, the Meeting was adjourned and these minutes were drawn up, which were then read, found in compliance and signed by me, Denise Rita Silvestre, and the attending Fiscal Council members.

This is a free English translation of the original minutes drawn up in the Fiscal Council Meetings Minutes Book.

HORÁCIO JOSÉ FERRAGINO

HUMBERTO MACEDO PUCCINELLI

JOALDIR REYNALDO MACHADO

MASSAO FÁBIO OYA

RUI BRASIL ASSIS

Companhia de Saneamento Básico do Estado de São Paulo

FISCAL COUNCIL’S OPINION

The Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, through all its undersigned members, in accordance with their duties and legal responsibilities, became aware of the proposal for merger, into the Company, of Empresa de Água e Esgoto de Diadema – EAED. Based on their examination, the Fiscal Council members verified that the Protocol and Justification of Merger is in compliance with the legal requirements set forth by the Brazilian Corporation Law, and concluded that it was properly presented, therefore the Fiscal Council members recommend that it is submitted to resolution by Extraordinary Shareholders’ Meeting.

São Paulo, October 8, 2015.

HORÁCIO JOSÉ FERRAGINO

HUMBERTO MACEDO PUCCINELLI

JOALDIR REYNALDO MACHADO

MASSAO FÁBIO OYA

RUI BRASIL ASSIS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 13, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.